

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

David Bailey
President and Chief Executive Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582

> **Re: OrthoPediatrics Corp.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2024**
> **File No. 333-277996**

Dear David Bailey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Jeremy E. Hill